UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 18)*
AIRGAS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
009363 10 2
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐       Rule 13d-1(b)
☐       Rule 13d-1(c)
☑       Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))

CUSIP No.	009363 10 2	13G	Page	2	of	6	pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter McCausland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		878,830

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,500,471

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		878,830

WITH	8	SHARED DISPOSITIVE POWER

		7,500,471

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,379,301

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.2%

12	TYPE OF REPORTING PERSON*

	IN

Item 1(a) Name of Issuer
Airgas, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices
Airgas, Inc.
Radnor Court
259 North Radnor-Chester Road, Suite 100
Radnor, Pennsylvania 19087-5283
Item 2(a) Name of Person Filing
Peter McCausland
Item 2(b) Address of Principal Business Office, or, if none, Residence
Airgas, Inc.
Radnor Court
259 North Radnor-Chester Road, Suite 100
Radnor, Pennsylvania 19087-5283
Item 2(c) Citizenship
United States
Item 2(d) Title of Class of Securities
Common Stock, par value $0.01 per share
Item 2(e) CUSIP Number
009363 10 2

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	—	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	—	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	—	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	—	Investment company registered under Section 8 of the Investment Company Act;

(e)	—	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	—	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	—	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	—	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	—	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	—	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4 Ownership
          (a) and (b). Peter McCausland beneficially owned an aggregate of 8,379,301 shares of the issuer’s Common Stock, or approximately 10.2% of the shares outstanding, as of December 31, 2008, of which (i) 818,750 shares were issuable upon the exercise of employee stock options and (ii) 228,000 shares were held in GRATs (as defined below) of which Mr. McCausland and his wife, Bonnie McCausland, are trustees.
          (c). Peter McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 878,830 shares of the issuer’s Common Stock, of which 818,750 shares were issuable upon exercise of employee stock options. Mr. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 7,500,471 shares of the Common Stock, which included (i) 113,839 shares held by a charitable foundation (the “Foundation”) of which Mr. McCausland is an officer and director, (ii) 114,000 shares held by a grantor retained annuity trust of which Mr. McCausland is a beneficiary and co-trustee with his wife, Bonnie McCausland, and another trustee, and (iii) 114,000 shares held by a grantor retained annuity trust of which Bonnie McCausland is a beneficiary and co-trustee with Mr. McCausland and another trustee (each of the referenced grantor retained annuity trusts referred to, collectively, as the “GRATs”).

Item 5 Ownership of Five Percent or Less of a Class
Not applicable
Item 6 Ownership of More than Five Percent on Behalf of Another Person
          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer’s shares which are the subject of this Schedule 13G, except that, (i) with respect to 7,158,632 shares, Mrs. McCausland shares with Mr. McCausland the right, (ii) with respect to 113,839 shares, the Foundation has the exclusive right, and, (iii) with respect to 228,000 shares, the GRATs have the right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8 Identification and Classification of Members of the Group
Not Applicable
Item 9 Notice of Dissolution of Group
Not Applicable
Item 10 Certification
Not Applicable

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

/s/ Peter McCausland
Peter McCausland